Exhibit 20.4


NEWMARKET TECHNOLOGY INC. RELEASES 2005 BUSINESS PLAN UPDATE ON YEAR TO DATE PROGRESS TOWARD $75 MILLION REVENUE FORECAST

COMPANY CELEBRATES THREE YEAR ANNIVERSARY OF NEW BUSINESS MODEL LAUNCH TAKING THE COMPANY FROM $1 MILLION IN 2002 REVENUE TO $25 MILLION IN 2004


Dear Fellow Shareholders,

June 19th marked the Company's third anniversary since launching its new business model intended to build a trend setting approach to continuously launching next generation technologies. Since June 19th 2002, the Company has grown from $1 million in revenue to reporting nearly $25 million in profitable revenue in 2004. The revenue for the first six months of 2005 will approach the total revenue for 2004. The Company is on track for realizing its $75 million 2005 revenue forecast and is already looking to continue triple digit growth in 2006.

We are particularly enthusiastic on our third anniversary after receiving our first notable unsolicited analyst recognition. A well recognized subscriber-based stock analyst firm referred to NewMarket as the "fastest growing (micro-cap) stock that no one has ever heard of." The executive editor of the analyst organization is a regular market analyst on a major network. I particularly enjoyed their analogy to illustrate the NewMarket story "[NewMarket]'s the Rodney Dangerfield of our micro-cap portfolio and continues to put up the numbers that make us firmly believe the market will eventually recognize this company as the real deal."

WHY NEXT GENERATION TECHNOLOGIES ARE IMPORTANT AND WHAT IS THE PROBLEM NOW

Next generation technologies are critical to the entire technology industry. Without next generation technology products, technology companies do not have a product line for next year. What would Microsoft's revenues look like today if we were all still using Windows 95?

North American technology industry profit margins are shrinking under pressure from growing foreign competition. Reduced profits result in reduced research and development budgets and the corresponding pressure on access to next generation technology products. The virtually non- existent technology venture capital market provides little alternative to corporate research and development budgets in regard to accessing next generation technologies.

HOW DOES NEWMARKET SUCCEED IN SELLING NEXT GENERATION TECHNOLOGIES

NewMarket's first sale to a new customer is not one of our portfolio next generation technology products. On the contrary, our sales force leads with established, industry recognized technology products. In addition to maintaining a constantly updating portfolio of next generation technologies, NewMarket maintains reseller partnerships with brand name technology industry leaders such as Microsoft, Cisco Systems and Sun Microsystems.


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Once  NewMarket has  established a trusted  vendor  relationship  by selling and supporting a brand name technology product, then we go to work introducing a complementary next generation technology product that can differentiate our customer from our customer's competitors.

NewMarket's approach to leading with a brand name before introducing a next generation product substantially reduces the sales and marketing expense of introducing a new product offering. Sales and marketing is arguably the greatest single expense associated with the emerging or next generation technology market.

EXCEEDING INDUSTRY PROFIT MARGINS AND SHAREHOLDER RETURN EXPECTATIONS

Actually establishing the initial sales of a next generation technology product is a substantial feat. Growing those initial sales into a predictable sales trend is an even greater challenge. The reward for achieving initial sales and establishing an early trend comes in the form of improved property value that, in turn, has the potential to increase the stock value of the Company that owns the next generation technology property. Realizing that increased stock value, let alone monetizing the increased stock value given the market dynamics of the micro-cap public market, creates an entirely separate challenge.

NewMarket is consistently building upon its next generation technology product sales and has now tackled the task of realizing and monetizing the increased stock value potential that may otherwise be obstructed by micro-cap public market dynamics.

NewMarket's next generation technology products are housed in subsidiary companies. As the sales of each subsidiary company mature, NewMarket will establish an independent public listing for each subsidiary. The independent public listing enables NewMarket to issue a dividend to shareholders in the form of a marketable security (the publicly listed stock of the subsidiary company.) This dividend enables shareholders to realize the increased stock value resulting from the improved next generation technology property value that comes from establishing initial sales.

The market capitalization value (the number of issued and outstanding shares times the prevailing share price) of each subsidiary company will more than likely equal some multiple of each subsidiary company's profit. In other words, NewMarket could theoretically generate more cash and profit for NewMarket as the parent company, by selling the subsidiary companies, rather then consolidating the profits of each subsidiary company. Alternatively, NewMarket intends to sell small amounts of stock in publicly listed subsidiary companies and otherwise maintain operational control through the subsidiaries next stage of growth. The equity income from selling small amounts of subsidiary stock combined with the profit from otherwise traditional sales will put NewMarket ahead of the industry standard profit margins.

NewMarket currently has two near-term planned dividend distributions of subsidiary stock. Earlier this year, NewMarket's Homeland Security subsidiary was sold to a publicly-listed Homeland Security company, Defense Technology Systems (OTCBB:DFTS), in a transaction that resulted in NewMarket becoming the majority shareholder of that company. On July 1st


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2005, NewMarket recorded all shareholders of record for a dividend of 10,000,000 shares of Defense Technology stock. Defense Technology is currently in the process of completing the necessary steps to increase its authorized number of shares in order to support the planned NewMarket dividend. Once the authorized number of Defense Technology shares is increased, NewMarket will announce the distribution ratio and the payment date. NewMarket shareholders of record as of July 1st should see their DFTS dividend in their accounts as of the announced payment date.

Recently, NewMarket acquired Corsa Technologies and combined the new acquisition with Xiptel, NewMarket's Voice over Internet Protocol (VoIP) subsidiary. This was the final step toward moving Xiptel into an independent public listing. NewMarket plans to complete a transaction to publicly list Xiptel by the end of 2005, if not earlier. Accordingly, NewMarket will issue a second dividend distributing Xiptel stock to NewMarket shareholders.

A MATURING SHAREHOLDER BASE WILL UNLOCK RETICENT STOCK VALUE

NewMarket has grown over 1000% in the last year from 2003 revenue of $2.3 million to profitable revenue of nearly $25 million in 2004. The Company reported $2.6 million in revenue in the first quarter of 2004 and reported $10 million in revenue in the first quarter of 2005. The Company's revenue for the first six months of 2005 will approach the revenue reported for the entire year of 2004. Since implementing its new business model in 2002, the company has maintained triple digit revenue growth or better and expects to maintain triple digit growth into 2006.

Yet, despite this rapid growth, the market capitalization (the number of issued and outstanding shares times the prevailing share price) has not experienced similar growth. After posting $2.6 million in revenue in the first quarter of 2004, the market capitalization was approximately $40 million to $50 million. Following 1000% year-to-year growth from 2003 to 2004 and posting first quarter revenue of $10 million, the market capitalization has remained relatively unchanged. In addition to the revenue growth, the balance sheet has also improved dramatically; reflected in a shareholder equity increase from $5 million in 2003 to $17 million in 2004. Therefore, the intrinsic business value of the Company has dramatically increased from 2003 to 2004, yet the market has not recognized this business value increase so far this year.

NewMarket's business model combining conventional brand name technology products with next generation technology products and deriving augmented profits through the fractional sale of subsidiary stock is not yet a model widely recognized and appreciated by Wall Street. The very complexity of our rapid growth business model may contribute to this current market discount. NewMarket has a large shareholder base and is actively traded. The shareholder base is predominantly retail, made up largely of individual investors and virtually devoid of institutional investors, such a pension funds, mutual funds, and insurance companies. Institutional investors typically buy and hold larger blocks of shares than retail investors, which have a higher ratio of traders. The larger purchases and tendency to hold for longer returns can temper trading volume and share price volatility. NewMarket's underlying intrinsic business value, not yet reflected in its share price, will be incrementally unlocked as the business model is recognized and appreciated by these institutional investors.


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Recognition by industry analysts,  such as the one mentioned in the introduction of this letter, will help to build institutional investment recognition. However, most institutional investors are not permitted by their own mandates and investment charters to invest in Over the Counter stocks. Accordingly, it is important that NewMarket move to a national exchange where institutional investors will be permitted to purchase the Company's stock and build large positions as a part of their overall portfolio.

NewMarket is progressing toward a national exchange listing. In addition to the revenue and shareholder equity growth, we are updating the Company's regulatory filings, accounting footnotes, and corporate governance procedures to meet the increased administrative requirements of a national exchange in order to obtain a national exchange listing within this calendar year.

MANAGEMENT AND EMPLOYEE COMMITMENT

On behalf of management and everyone working here at NewMarket, I thank all shareholders for their patience and support. We are passionate here at NewMarket about making our business model an industry standard. We are technology enthusiasts and are genuinely excited by the prospects of our business model potentially driving an industry-wide next generation of technology innovation. We recognize many shareholders have believed in our commitment and been frustrated by the stock price not yet reflecting the Company's growth over the last year. We thank you even more for persevering through the frustration. To be frank, we too are frustrated; however all of us working here at NewMarket are committed to building a recognized technology innovation leader that is recognized by both our market sectors and by the equity marketplace. While the share price has yet to even marginally reflect our progress, we have nonetheless made substantial progress in both our financials and corporate initiatives in building profitable revenue. The path is not always easy, but we do sincerely believe shareholders will not regret their resolve and perseverance.

Thank you,
Philip M. Verges
CEO & Chairman
NewMarket Technology Inc.